**SOZ, LLC d/b/a SOZ EV**

Financial Statements and Report

Unaudited

December 31, 2021

## SOZ, LLC Index to Financial Statements

| | Page No. |
|---|---|
| Letter of Introduction | 3 |
| Financial Statements: | |
| Balance Sheet | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Members' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8-11 |

These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of SOZ, LLC d/b/a SOZ EV, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Leonard O. Mills

Leonard O. Mills
CEO and Founder
SOZ, LLC
November 7, 2022

## SOZ, LLC Balance Sheet

| | Dec 31, 21 | Dec 31, 20 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Checking/Savings** | | |
| **Total Checking/Savings** | 4,741 | 19,675 |
| **Total Current Assets** | 4,741 | 19,675 |
| **Fixed Assets** | | |
| **Furniture and Equipment** | 20,000 | 0 |
| **Total Fixed Assets** | 20,000 | 0 |
| **Other Assets** | | |
| **Capitalized Organizational Cost** | 5,325 | 5,325 |
| **Investment in Smith EV, Inc** | 125,030 | 125,030 |
| **Total Other Assets** | 130,355 | 130,355 |
| **TOTAL ASSETS** | **155,096** | **150,030** |
| **LIABILITIES & EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| **Accounts Payable** | 975 | 975 |
| **Total Accounts Payable** | 975 | 975 |
| **Other Current Liabilities** | | |
| **Due to Sponsor** | -1,263 | 0 |
| **Total Other Current Liabilities** | -1,263 | 0 |
| **Total Current Liabilities** | -288 | 975 |
| **Long Term Liabilities** | | |
| **Unsecured Loan** | - | 22,573 |
| **Total Long Term Liabilities** | - | 22,573 |
| **Total Liabilities** | -288 | 23,548 |
| **Equity** | | |
| **Class B Common, 800,000 authorized units, 288,091 issued, no par value, 288,091 issued, no par value** | 103,040 | 20,000 |
| **Opening Balance Equity** | | |
| **Verte Fund to Smith EV via SOZ** | 119,000 | 150,250 |
| **Total Opening Balance Equity** | 119,000 | 150,250 |
| **Retained Earnings** | -43,768 | -5,000 |
| **Net Income** | -22,888 | -38,768 |
| **Total Equity** | 155,384 | 126,482 |
| **TOTAL LIABILITIES & EQUITY** | **155,096** | **150,030** |

*See accompanying notes to financial statements.*

## SOZ, LLC Statement of Operations

| | Jan - Dec 21 | Jan - Dec 20 |
|---|---|---|
| Ordinary Income/Expense | | |
| Income | | |
| Consulting Services | 0 | 3,852 |
| Total Income | 0 | 3,852 |
| Gross Profit | 0 | 3,852 |
| Expense | | |
| Bank Service Charges | 95 | 107 |
| Computer and Internet Expenses | 224 | 206 |
| Contractor Expenses | 17,190 | 26,335 |
| Filing Fees | 679 | 950 |
| Interest Expense | 3,217 | 473 |
| Meals and Entertainment | 0 | 219 |
| Professional Fees | | |
| Board Expenses | 0 | 4,000 |
| Legal Fees | 0 | 8,481 |
| Total Professional Fees | 0 | 12,481 |
| Rent Expense | 1,483 | 1,850 |
| Total Expense | 22,888 | 42,621 |
| Net Ordinary Income | -22,888 | -38,769 |
| Net Income | **-22,888** | **-38,769** |

*See accompanying notes to financial statements.*

## SOZ, LLC Statement of Changes in Members' Equity

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|---|
| Balance - January 1, 2020 | $ - | $ 156,250 | $ (5,000) | $ 151,250 |
| Issuance of Common Stock | $ 20,000 | $ (6,000) | $ - | $ 14,000 |
| Stock-based Compensation | $ - | $ - | $ - | $ - |
| Net Loss | $ - | $ - | $ (38,768) | $ - |
| Balance - December 31, 2020 | $ 20,000 | $ 150,250 | $ (43,768) | $ 126,482 |
| | | | | |
| Balance - January 1, 2021 | $ 20,000 | $ 150,250 | $ (43,768) | $ 126,482 |
| Issuance of Common Stock | $ 83,040 | $ (31,250) | $ - | $ 51,790 |
| Stock-based Compensation | $ - | $ - | $ - | $ - |
| Net Loss | $ - | $ - | $ (22,888) | $ - |
| Balance - December 31, 2021 | $ 103,040 | $ 119,000 | $ (66,656) | $ 155,384 |

*See accompanying notes to financial statements.*

## SOZ, LLC Statement of Cash Flows

| | Jan - Dec 21 | Jan - Dec 20 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Income | -22,888 | -38,768 |
| Adjustments to reconcile Net Income | | |
| to net cash provided by operations: | | |
| Accounts Payable | - | 975 |
| Due to PI Analytics Sponsor | -1,263 | -5,100 |
| Net cash provided by Operating Activities | -24,151 | -42,893 |
| INVESTING ACTIVITIES | | |
| Capitalized Organizational Cost | - | -5,310 |
| Furniture and Equipment | -20,000 | - |
| Net cash provided by Investing Activities | -20,000 | -5,310 |
| FINANCING ACTIVITIES | | |
| Unsecured Loan | -22,573 | 22,573 |
| Class B: Leonard O Mills | 31,790 | |
| Class B: Verte Opportunity Fund | 51,250 | 20,000 |
| Opening Balance Equity: Verte Fund to Smith EV via SOZ:SAFE | -156,250 | -6,000 |
| Opening Balance Equity: Verte Fund to Smith EV via SOZ: Smith EV CN Assigned to Verte | 125,000 | - |
| Net cash provided by Financing Activities | 29,217 | 36,573 |
| Net cash increase for period | -14,934 | -11,630 |
| Cash at beginning of period | 19,675 | 31,305 |
| **Cash at end of period** | **4,741** | **19,675** |

*See accompanying notes to financial statements.*

**SOZ, LLC Notes to Financial Statements**

1. **Organization and Nature of Business**

   SOZ, LLC d/b/a SOZ EV (the "Company") is a Delaware Limited Liability Company that was formed on December 19, 2019. The Company began operations in 2020 and has continued those operations to the present. The Company provides electric vehicles and related services to truck and bus operators.

   The Company generated $3,285 in consulting revenue in 2020 and no revenue in 2021.

   .

2. **Summary of Significant Accounting Policies**

   ***Basis of Accounting***

   The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   ***Use of Estimates***

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   ***Cash***

   Cash consists of all cash balances and highly liquid investments with original

maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2021, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2021. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

***Accrued Expenses***

The Company accrues for professional fees, consulting, and other miscellaneous accruals.

***Fair Value of Financial Instruments***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

*Level 1* – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

*Level 2* – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

*Level 3* – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of

amounts due to affiliates are not determinable due to the related-party nature of the balances.

***Stock-Based Compensation***

The Company measures compensation expense for all stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company valued the shares based on assets on hand at the grant date. The compensation cost from stock-based payments are recorded as general and administrative expense in the accompanying statement of operations.

The Company elects to recognize actual forfeitures of stock-based awards as they occur in accordance with Accounting Standards Update ("ASU") No. 2016-09, *Compensation – Stock Compensation (Topic 718)*: Improvements to Employee Share-Based Payment Accounting.

***Income Tax***

The Company is a limited liability company registered with the state of Delaware and is a pass-through entity for income taxes

***Intangible and other assets***

The Company holds domain names for which no value has been assigned as of December 31, 2021.

The Company holds an investment position in Smith Electric Vehicles that is carried as Level 3 fair market value of $125,030 as of 12/31/2012.

***Stock-based Compensation***

Under the Company's Operating Agreement, a maximum aggregate number of 300,000 shares may be granted to Founders . As of December 31, 2021, 300,000 shares remain available for issuance. The Company records stock-based compensation expense for the awards based on their grant date fair value. The stock-based compensation expense is recognized on a straight-line basis over the

course of the requisite service period and is recorded in general and administrative expenses in the accompanying statement of operations.

***Independent Contractors***

The Company entered contracts with six (6) independent contractors throughout 2020 and 2021. The contractors provided business planning, financial analysis, and operational services. The company plans of the continued use of Independent Contractors to supplement its internal team as needed.

## 3. Subsequent Events

Subsequent events have been evaluated through November 7, 2022, the date the financial statements were written.

In March 2022, the Company entered into technology license agreement for EV conversion kits. The license agreement includes royalties paid to the licensor on any sales. At that time, the company also entered into a vehicle development agreement to customize the licensed technology for use in specific vehicle applications. This build-out of the first demo product has materially increased the tangible property assets on the company's balance sheet, by $268K. This capital expenditure was financed by additional paid-in capital during 2022. In early November 2022, the Company entered agreements with two independent contractors to be manufacturing representatives. The manufacturing representations will be carrying out the primary sales operations under the company's supervision.

## ASSIGNMENT AGREEMENT

### RECITALS

WHEREAS the following agreements have been duly executed by their respective parties:

- Verte Opportunity Fund Inc ("Member") invested $156,250 in a SAFE Agreement (the "SAFE Agreement)" with Smith OZ, LLC (the "Company") dated December 30, 2019;
- The Member had entered into a Put Option Agreement with the Company (the "Put Agreement") dated December 30, 2019;
- The Company invested $125,030 in a convertible Promissory Note with Smith Electric Vehicles, Corp on December 31, 2019 (the "Note");
- By the "Release Agreement" effective and dated April 29, 2020, Goodloe E. Byron resigned from the Board and has foregone any right he might have to any ownership of any Membership Units in the Company. Under the forgone ownership in the Release Agreement, the Member became 100% owner of the Company as of the same effective date of April 29, 2020;
- Smith OZ, LLC filed an amendment to its Certificate of Formation to change the Company's name to SOZ, LLC effective September 14, 2020.

WHEREAS the Company and the Member agree that the Company has insufficient cash to pay the Put Purchase Price of the sum of $125,000.00 plus the accrued interest.

### AGREEMENT

NOW, THEREFORE, in consideration of the premises set out above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Verte Opportunity Fund, Inc (the Member) and SOZ, LLC (the Company) agree to the following:

1. The Member exercises its Put Right under condition 1(c)(i)(B): The Company has failed to enter into an agreement to purchase and service electric vehicles from a viable electric vehicle supplier within nine months from the December 30, 2019 date of the Put Agreement.
2. In lieu of the cash payment provision of the Put Agreement, the Company assigns, conveys, and transfers all rights and responsibilities of the Note to the Member.
3. The Member retains 100% of the Company's Membership Units in consideration for the remaining value of the SAFE Agreement equal $31,250, calculated as to its initial investment value ($156,250) less the Put Purchase Price without accrued interest ($125,000)
4. The payment of $6,000 by the Company to the Member is considered renumeration for the legal expenses paid by Member through its investment sponsor PI Analytics, LLC.
5. The Member agrees that the assignment of the Note fully satisfies all existing obligations of the Company and holds the Company free and clear of any obligations.
6. The closing of this transaction shall void the terms of any previous investment in the Company by the Member.
7. The effective date of this AGREEMENT is October 1, 2021.

SOZ, LLC

Leonard O. Mills

By: Leonard O. Mills
Its: Managing Member
Date: October 8, 2021

VERTE OPPORTUNITY FUND, INC.

Leonard O. Mills

By: Leonard O. Mills
Its: CEO
Date: October 8, 2021